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                    U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  Form 12-b-25

                                          SEC File Number 0-11727
                                          CUSIP Number ###-##-####

                          NOTIFICATION OF LATE FILING

                                  (Check One):

[X] Form 10-K and Form 10-KSB  [ ] Form 20-F  [ ] Form 11-K  [ ] Form 10-Q and
[ ] Form 10-QSB  [ ] Form N-SAR

For Period Ended: December 31, 1995

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

________________________________________________________________________________

      If the notification relates to a portion of the filing checked above,

identify the Item(s) to which the notification relates:_________________________

________________________________________________________________________________


      Part I - Registrant Information

________________________________________________________________________________

      Full Name of Registrant


      Cooper Development Company

      Former Name if Applicable
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          16160 Caputo Drive
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      Address of Principal Executive Office (Street and Number)

         Morgan Hill, CA 95037
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      City, State and Zip Code

Part II - Rules 12b-25(b) and (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate)

      (a) the reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]   (b)  The subject annual report, semi-annual report, transition report on
Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) the accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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Part III - Narrative

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State below in reasonable detail the reasons why Form 10-K and Form 10-KSB,
20-F, 11-K, 10-Q and Form 10QSB or N-SAR or portion thereof could not be filed within the prescribed time period.

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      The registrant recently moved a significant subsidiary from Central Islip,
New York to a facility in Morgan Hill, California. The Central Islip facility contained all the accounting records and personnel for the subsidiary of the registrant. The registrant was unable to relocate any of the accounting personnel, and as a result, the subsidiary was unable to close its year end on a timely basis. Accordingly, the the registrant requires additional time to complete the disclosure required by Form 10-K.

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Part IV - Other Information

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      (1) Name and telephone number of person to contact in regard to this notification

            Michael J. Braden                     408      779-8088
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                  (Name)                      (Area Code)(Telephone Number)

      (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify the report(s).


                                               [X] Yes     [ ] No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                               [ ] Yes     [X] No

      If so; attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.


                                       COOPER DEVELOPMENT COMPANY
                            ----------------------------------------------
                              (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: March 29, 1995                 By: /s/  MICHAEL J. BRADEN
                                         ----------------------
                                          Michael J. Braden
                                          Vice President


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